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JUL 17 2008
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66932

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/07 AND ENDING 04/30/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EDEN FINANCIAL (USA) LIMITED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

MOORGATE HALL, 155 MOORGATE
(No. and Street)

LONDON ENGLAND EC2M 6XB
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN GULLIVER +44 207 509 7435
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG AUDIT PLC
(Name – *if individual, state last, first, middle name*)

7TH FLOOR, ONE CANADA SQUARE, LONDON, ENGLAND E14 5AG
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
JUN 30 2008
Washington, DC
100

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN LEIGH MASSEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EDEN FINANCIAL (USA) LIMITED, as of APRIL 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CHAIRMAN & CEO

Title

AFFIRMED TO BEFORE ME

Notary Public

Notary Public London, England (Ella E. Imlson)

My Commission expires at Death

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Imlson & Co.
Notaries Public
City Tower
40 Basinghall Street
London, EC2 5DE
Telephone: 020 7448 4860
Fax: 020 7448 4861

Eden Financial (USA) Limited
(A wholly-owned subsidiary of Eden Group Limited)

Annual Audited Report – Contents

KPMG Audit Plc
Financial Services
Canary Wharf (7th Floor)
1 Canada Square
London E14 5AG
United Kingdom

Tel +44 (0) 20 7311 1000
Fax +44 (0) 20 7311 3311
DX 38050 Blackfriars

Independent Auditors' Report

The Board of Directors
Eden Financial (USA) Limited

We have audited the accompanying statement of financial condition of Eden Financial (USA) Limited, (a wholly-owned subsidiary of Eden Group Limited) as of April 30, 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the year ended April 30, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eden Financial (USA) Limited, as of April 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG Audit Plc

June 25, 2008

Eden Financial (USA) Limited

(A wholly-owned subsidiary of Eden Group Limited)

Statement of Financial Condition

April 30, 2008

Assets

	2008 $	2007 $
Non-interest bearing deposit with the FINRA/NASD	19	135
Bank deposit	71,060	108,838
Prepaid expenses	2,681	2,440
Amounts due from affiliated companies (note 3)	31,912	23,903
Amounts due from settlement agent	54,442	38,721
Total Assets	**160,114**	**174,037**

Liabilities and Stockholder's Equity

Liabilities	2008 $	2007 $
Amounts due to affiliated company (note 3)	20,416	22,329
Accrued audit fees	12,000	12,000
Deferred investment advisory fee income	15,032	11,384
Other liabilities	2,243	-
Total Liabilities	**49,691**	**45,713**
Stockholder's Equity		
Common stock of £1 (~$1.80) par value:		
Authorized 200,000 shares, issued 100,000 shares	180,389	180,389
Accumulated deficit	(69,966)	(52,065)
Total Stockholder's Equity	**110,423**	**128,324**
Total Liabilities and Stockholder's Equity	**160,114**	**174,037**

See accompanying notes to financial statements.

Eden Financial (USA) Limited
(A wholly-owned subsidiary of Eden Group Limited)

Statement of Operations

Year Ended April 30, 2008

Revenues:	**2008**	**2007**	**2006**
	$	**$**	**$**
Investment advisory fees and commissions	86,408	31,303	-
Interest income	1,458	1,651	339
FINRA rebate	35,000	-	-
Total Revenues	**122,866**	**32,954**	**339**
Expenses:			
Commissions payable to Eden Financial Limited	43,697	17,103	-
Clearing and bank charges	9,456	5,335	226
Occupancy charge payable to Eden Financial Limited	20,120	4,065	8,214
Registration and license fees	28,245	10,332	4,075
Professional fees	33,156	30,000	15,000
Audit fee recharged from Eden Financial Limited	10,000	12,000	10,000
Other expenses recharged from Eden Financial Limited	3,622	4,227	1,443
Other expenses	924	675	524
Total Expenses	**149,220**	**83,737**	**39,482**
Foreign exchange gains	444	10,091	4,980
Loss before income taxes	**(25,910)**	**(40,692)**	**(34,163)**
Income tax (note 2(d))	8,009	22,790	-
Net loss	**(17,901)**	**(17,902)**	**(34,163)**

See accompanying notes to financial statements.

Eden Financial (USA) Limited

(A wholly-owned subsidiary of Eden Group Limited)

Statement of Changes in Stockholder's Equity

Year Ended April 30, 2008

	Common Stock $	Accumulated deficit $	Total Stockholder's Equity $
Balance at Feb 15, 2005	-	-	-
Issue of stock	131,361	-	131,361
Net loss	-	(34,163)	(34,163)
Balance at May 1, 2006	**131,361**	**(34,163)**	**97,198**
Issue of stock	49,028	-	49,028
Net loss	-	(17,902)	(17,902)
Balance at April 30, 2007	**180,389**	**(52,065)**	**128,324**
Net loss	-	(17,901)	(17,901)
Balance at April 30, 2008	**180,389**	**(69,966)**	**110,423**

See accompanying notes to financial statements.

Eden Financial (USA) Limited

(A wholly-owned subsidiary of Eden Group Limited)

Statement of Cash Flows

Year Ended April 30, 2008

	2008 $	2007 $	2006 $
Cash flows from operating activities:			
Net loss	(17,901)	(17,902)	(34,163)
Adjustments to reconcile net loss to net cash used by operating activities:			
Decrease/(increase) in non-interest bearing deposit with the FINRA/NASD	116	40	(175)
Increase in prepaid expenses	(241)	(1,917)	(523)
Increase in amounts due from settlement agent	(15,721)	(38,400)	(321)
Increase in amounts due from affiliated company	(8,009)	(23,903)	-
Decrease/(increase) in amounts due to affiliated company	(1,913)	(7,655)	29,984
Increase in other liabilities	5,891	13,134	10,250
Net Cash used in operating activities	**(37,778)**	**(76,603)**	**5,052**
Cash flows from financing activities:			
Issue of common stock	-	49,028	131,361
Net cash provided in financing activities	-	**49,028**	**131,361**
Net change in cash	**(37,778)**	**(27,575)**	**136,413**
Cash at beginning of year	**108,838**	**136,413**	-
Cash at end of year	**71,060**	**108,838**	**136,413**

See accompanying notes to financial statements.

Eden Financial (USA) Limited

(A wholly-owned subsidiary of Eden Group Limited)

Notes to the Financial Statements

Year Ended April 30, 2008

(1) Organisation and Nature of Business

Eden Financial (USA) Limited (the "Company") is a limited liability company limited by shares. It is a wholly-owned subsidiary of Eden Group Limited (the "Parent"). The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a non-clearing member of the Financial Industry Regulatory Authority ("FINRA"). The company is regulated and authorised by the Financial Services Authority in the United Kingdom.

The sole activity of the Company is the provision of investment advisory services to US resident individuals. The Company operates from its office in London, United Kingdom.

The Company's minimum net capital requirement is $5,000.

(2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements in addition to the reported amounts of revenues and expenses during the reporting year. These estimates and assumptions are based on judgment and available information, and consequently, actual results could differ from those estimates.

(b) *Investment advisory fees and commissions*

Investment advisory fees are received in advance and recognised as income evenly over the period for which they relate. Fees are calculated as a fixed percentage of assets under management. Commission income and related expenses are accounted for on a trade date basis as security transactions occur.

(c) Foreign currencies

Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the financial year end date and gains or losses on translation are included in the Statement of Operations.

(2) Summary of Significant Accounting Policies *(continued)*

(d) Income Taxes

On the basis that the Company has no staff or agents working in the United States of America and is registered and resident in the United Kingdom, its profits will be chargeable under the UK tax regime only.

The credit for taxation is based on the loss for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes.

The income tax credit for the year of $8,009 represents $7,773 due from an affiliate company in respect of the value of current year tax losses surrendered to those companies and an amount relating to the prior year of $236.

(3) Amounts due from/to affiliated companies

Amounts due from affiliated companies are in respect of taxes losses surrendered (and foreign exchange movements thereon) as described in note 2(d). The amounts due are from Eden Financial Limited $27,873 (2007 - $19,864) and Beech Capital Limited $4,039 (2007 - $4,039).

Amounts due to affiliated company of $20,416 (2007 - $22,329) are in respect of commission, premises costs and legal fees paid on behalf of the company by Eden Financial Limited.

(4) Related Party Transactions

The Company has a service agreement with Eden Financial Limited and certain expenses are charged to the Company in accordance with this agreement. These expenses are disclosed on the face of the Statement of Operations.

Amounts due from affiliated companies in respect of tax losses surrendered are disclosed in note 3.

(5) Stockholder's Equity

The rights of stockholders are set out in the Company's Articles of Association. The Company has issued one class of shares. All shares rank pari passu as to dividend and voting rights and rights in the event of the winding up of the company.

(6) Income taxes

	2008 $	2007 $	2006 $
Income tax credit	(8,009)	(22,790)	-
Net loss multiplied by standard rate of corporation tax in the UK at 30%	(7,773)	(12,541)	(10,249)
Difference between tax provided within the prior year financial statements for the year ended 30 April 2007 and tax payable	(236)	-	-
Movement in valuation allowance on deferred tax asset	-	(10,249)	10,249
	(8,009)	(22,790)	-

During 2008 losses relating to the current year have been surrendered or agreed to be surrendered to affiliated companies and the affiliated companies have agreed to pay the Company full value for the losses.

(7) Deferred tax

	2008 $	2007 $	2006 $
Deferred tax asset relating to tax losses carried forward	-	-	10,249
Less valuation allowance	-	-	(10,249)
Net deferred tax asset	-	-	-

The Company has provided a 100% valuation allowance in 2006 as the timeframe for realisation of sufficient future taxable income was uncertain.

(8) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the "aggregate indebtedness method". Under Rule 15c3-1, the Company is prohibited from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds 15 times its "net capital" (as defined).

At April 30, 2008, the Company had net capital and net capital requirements of $75,796 *(2007 - $101,277)* and $5,000 (*2007 - $5,000*),. respectively. The Company's ratio of aggregate indebtedness to net capital was 0.66 to 1 (*2007 – 0.45 to 1*).

The Company is exempt from Rule 15c3-3, pursuant to Section (k)(2)(ii) of the rule which requires all customer transactions to be cleared through another broker-dealer on a fully disclosed basis.

Eden Financial (USA) Limited

(A wholly-owned subsidiary of Eden Group Limited)

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of April 30, 2008

Computation of Net Capital

	$
Total ownership equity from statement of financial condition	110,423
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	**110,423**
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	**110,423**
Deductions and/or charges:	
Total non-allowable assets from statement of financial condition	34,612
Net capital before haircuts on securities positions and other charges	**75,811**
Haircuts on securities	15
Net capital	**75,796**

Computation of Aggregate Indebtedness

Total aggregate indebtedness	49,691
Ratio of aggregate indebtedness to net capital	0.66

Computation of Basic Net Capital Requirement

Minimum dollar net capital required (calculated as 6-2/3% of total aggregate indebtedness)	3,313
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	**5,000**
Net capital requirement	**5,000**
Excess net capital	**70,796**

There is no difference between the above computation and the Company's calculation which was included in Part IIA of Form X-17A-5 as of April 30, 2008 amended on June 24, 2008. The original submission understated the excess net capital by $2,303.

Schedule II

Eden Financial (USA) Limited

(A wholly-owned subsidiary of Eden Group Limited)

Information Relating to the Possession or Control Requirements Under Rule 15c3-3
April 30, 2008

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

The Company claims exemption from the requirements to compute a reserve requirement under Exhibit A of Rule 15c3-3.

KPMG Audit Plc
Financial Services
Canary Wharf (7th Floor)
1 Canada Square
London E14 5AG
United Kingdom

Tel +44 (0) 20 7311 1000
Fax +44 (0) 20 7311 3311
DX 38050 Blackfriars

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Eden Financial (USA) Limited:

In planning and performing our audit of the financial statements of Eden Financial (USA) Limited (the "Company"), as of and for the year ended April 30, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG Audit Plc

June 25, 2008

END